Filed by Mangoceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Nuclea Energy Inc.

Commission File No.: 001-41615

On July 30, 2026, the following press release was issued by Nuclea Energy Inc., in connection with the proposed business combination contemplated by the Business Combination Agreement described in the Current Report on Form 8-K filed by Mangoceuticals, Inc. with the Securities and Exchange Commission on July 30, 2026.

Nuclea Energy Enters Definitive Business Combination Agreement with Mangoceuticals, Establishing a Path to a Nasdaq Public Listing to Advance the Morpheus Microreactor

Transaction positions Nuclea to fund the development and commercialization of its lead-cooled, factory-built microreactor as AI and data center growth drives a generational expansion in U.S. electricity demand

MISSISSAUGA, Ontario – July 30, 2026 – Nuclea Energy Inc. (“Nuclea” or the “Company”), an advanced nuclear technology company headquartered in Mississauga, Ontario, developing the Morpheus microreactor, a lead-cooled, factory-built micro-modular reactor, today announced that it has entered into a definitive business combination agreement (the “Business Combination Agreement”) with Mangoceuticals, Inc. (NASDAQ: MGRX) (“Mangoceuticals”).

“This agreement gives Nuclea a faster path to the public markets at a defining moment for our industry. Demand for continuous, carbon-free power is accelerating, and microreactors are built to serve the data centers, defense installations and remote sites that the grid cannot efficiently reach. As a public company, we expect to have the capital access and visibility to advance Morpheus toward first-of-a-kind delivery and to execute on our commercialization roadmap,” said Josef Freundorfer, Chief Executive Officer of Nuclea Energy Inc.

Pursuant to the Business Combination Agreement, a newly formed indirect subsidiary of Mangoceuticals will amalgamate with Nuclea under the Business Corporations Act (British Columbia), with the resulting amalgamated company becoming an indirect wholly owned subsidiary of Mangoceuticals. In connection with the amalgamation, holders of Nuclea common shares will receive exchangeable shares of a newly formed British Columbia unlimited liability company and wholly owned subsidiary of Mangoceuticals (“ExchangeCo”), in accordance with the exchange ratio set out in the Business Combination Agreement. The Exchangeable Shares will be exchangeable for shares of Mangoceuticals common stock and will carry economic and voting rights intended to be substantially equivalent to those of Mangoceuticals common stock.

Under the terms of the Business Combination Agreement, each Nuclea common share outstanding immediately prior to closing will be converted into the right to receive exchangeable shares determined in accordance with an exchange ratio such that, immediately following closing and assuming the exchange of all exchangeable shares for Mangoceuticals common stock, former Nuclea shareholders would hold approximately 96% of the outstanding equity of Mangoceuticals on a fully diluted and as-exchanged basis immediately following Completion and prior to giving effect to the PIPE Share Issuance, and Mangoceuticals’ existing stockholders would hold approximately 4%, in each case calculated on a fully diluted and as-exchanged basis and subject to certain adjustments set forth in the Business Combination Agreement.

Importantly, the closing of the transaction is expected to occur prior to receipt of the Required Approvals (as defined below). Until such time as both (i) Mangoceuticals stockholder approval and (ii) Nasdaq approval of the initial listing application (collectively, the “Required Approvals”) have been obtained, the aggregate economic rights, all voting rights and exchange rights attributable to the Exchangeable Shares, together with any Mangoceuticals common stock issued in connection with the transaction, will be limited by a cap equal to 19.99% of the outstanding Mangoceuticals common stock immediately prior to closing (the “Nasdaq Cap”). No Exchangeable Shareholder will be entitled to receive, exercise or realize any economic, voting or exchange rights in excess of the Nasdaq Cap until the Required Approvals have been obtained. Any such rights in excess of the Nasdaq Cap will be deferred, and not extinguished, pending receipt of the Required Approvals. Following receipt of the Required Approvals, the Exchangeable Shares will provide holders with the full economic, voting and exchange rights contemplated by the Agreement, and Mangoceuticals will take all actions necessary to permit the issuance and realization of all rights previously restricted by the Nasdaq Cap.

The transaction is intended to provide Nuclea with a public listing on Nasdaq, broadening its access to the capital markets to fund the continued development, licensing and commercialization of Morpheus at a time when demand for reliable, carbon-free electricity is accelerating.

Following two decades of largely flat consumption, U.S. electricity demand is projected to rise sharply, driven substantially by the build-out of artificial intelligence infrastructure and hyperscale data centers, alongside broader electrification and the reshoring of domestic manufacturing. Nuclea believes nuclear power is one of the few proven, scalable technologies capable of delivering the continuous, carbon-free baseload electricity this demand requires, and that advanced microreactors are particularly well suited to serve data centers, defense installations and remote or off-grid sites that cannot be efficiently served by the grid or by intermittent renewable generation.

Nuclea also believes it is positioned to benefit from tailwinds specific to advanced nuclear, including growing hyperscaler and government interest in on-site and co-located power, the potential for factory-built, transportable reactors to shorten construction timelines and reduce capital costs relative to conventional nuclear plants, and increasing policy support for domestic advanced reactor licensing and deployment.

The Morpheus Microreactor

Morpheus is a lead-cooled, graphite-moderated microreactor currently in the conceptual design stage, scalable from approximately 3.5 MWe to 50 MWe of output. The design incorporates inherent safety characteristics associated with lead coolant, including a high boiling point that provides substantial thermal margin, near-atmospheric operating pressure, passive natural-convection cooling that requires no pumps, and the absence of water or steam within the reactor.

Nuclea has also developed a proprietary, patent-pending annular fuel configuration designed to extend the reactor’s refueling cycle to up to five years, well beyond the industry standard of approximately 1.5 years. Morpheus is designed to be factory-fabricated and transportable via standard rail and road shipping methods, with identified use cases across data centers, defense and military installations, remote mining operations and remote communities currently reliant on diesel generation.

Transaction Details

As the number of shares issuable in connection with the transaction would exceed 19.99% of Mangoceuticals’ outstanding common stock, completion of the transaction requires the approval of Mangoceuticals’ stockholders under applicable Nasdaq rules.

In connection with the transaction, Mangoceuticals has agreed to appoint at least three individuals designated by Nuclea to its Board of Directors at or promptly following closing, subject to applicable Nasdaq requirements and director qualification standards. Mangoceuticals has also agreed to obtain voting support agreements from certain of its stockholders in support of the stockholder approval described above, and certain principal shareholders of Nuclea and of Mangoceuticals have agreed to customary lock-up arrangements with respect to the securities they receive pursuant tothe transaction.

The transaction has been approved by the Boards of Directors of both Nuclea and Mangoceuticals. Completion of the transaction is subject to customary closing conditions, including the approval of the amalgamation by Nuclea’s shareholders, the approval of Mangoceuticals’ stockholders described above, receipt of applicable regulatory approvals, including under the Investment Canada Act, the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act, as applicable, and Nasdaq’s non-objection to the transaction and the exchangeable share structure.

Joseph Gunnar & Co., LLC is serving as the exclusive financial advisor for the transaction.

“The scale of capital being committed to power the AI build-out is enormous, and we believe advanced nuclear and microreactors will be a critical part of how that demand is met. Nuclea brings a differentiated, inherently safe reactor design, a strong technical and regulatory team, and a clear roadmap to commercialization, and we are excited to bring this opportunity to our shareholders,” said Jacob Cohen, Chief Executive Officer of Mangoceuticals, Inc.

About Nuclea Energy Inc.

Nuclea Energy Inc. is an advanced nuclear technology company headquartered in Mississauga, Ontario, developing the Morpheus microreactor, a lead-cooled, graphite-moderated micro-modular reactor designed to be factory-built, transportable and scalable from approximately 3.5 MWe to 50 MWe. Nuclea is targeting applications across data centers, defense installations, remote industrial operations and off-grid communities. For more information, visit www.NucleaEnergy.com

About Mangoceuticals, Inc.

MangoRx is focused on developing a variety of men’s health and wellness products and services via a secure telemedicine platform. To date, the Company currently offers pharmaceutical-based products specifically related to the treatments of erectile dysfunction, hair growth, hormone replacement therapies, and weight management. Interested consumers can use MangoRx’s telemedicine platform for a smooth experience. Prescription requests will be reviewed by a licensed medical provider and, if approved, fulfilled and discreetly shipped through MangoRx’s partner compounding pharmacy and right to the patient’s doorstep. To learn more about MangoRx’s mission and other products, please visit www.MangoRx.com.

Additional Information

In connection with the proposed transaction, Mangoceuticals intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a proxy statement in connection with the stockholder approval described above. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov, or by directing a request to Mangoceuticals.

Participants in the Solicitation

Mangoceuticals, Nuclea and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Mangoceuticals’ stockholders in connection with the transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mangoceuticals’ executive officers and directors in its most recent Annual Report on Form 10-K and other filings with the SEC. Additional information regarding the persons who may be deemed participants in the solicitation and their interests will be set forth in the proxy statement and other relevant materials when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed transaction and its expected structure, timing and completion; the anticipated ownership percentages of Mangoceuticals following closing; the anticipated benefits of a public listing; projected electricity demand; and the development, licensing, commercialization and performance of the Morpheus microreactor, which remains in the conceptual design stage. Forward-looking statements are based on current expectations and assumptions and are subject to significant risks and uncertainties, including the risk that the transaction may not be completed on the anticipated terms or timing, or at all; the ability to obtain required regulatory, Nasdaq and stockholder approvals; the ability to obtain nuclear licensing approvals; the availability of capital; and technology development risks. Actual results may differ materially from those expressed or implied. Neither Nuclea nor Mangoceuticals undertakes any obligation to update forward-looking statements except as required by law.

Investor Contact:

Nuclea Energy Inc.

CORE IR

ir@nuclea.energy
(437) 784-1600

Mangoceuticals, Inc.

Investors@mangorx.com